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                                                                    Exhibit 99.2

                           STOCK PURCHASE AGREEMENT
                           ------------------------


     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of November 13, 2000 by and between, OPENTV US HOLDINGS, INC., a Delaware corporation (the "Parent") with offices at 401 East Middlefield Road, Mountain View, California 94043-4005, and OPENTV INTEGRATION COMPANY, a Delaware corporation (the "Sub") with offices at 45 Hayden Avenue, Lexington, Massachusetts 02421, and solely for purposes of Section 1.4, OPENTV CORP., a British Virgin Islands company ("Corp.") with offices at 401 East Middlefield Road, Mountain View, California 94043-4005. The Parent and the Sub are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

                                  WITNESSETH:

     WHEREAS, Sub wishes to sell to Parent a total of nine hundred (900) shares of the Sub's Common Stock, par value $.001 per share;

     WHEREAS, Parent wishes to purchase such shares from Sub; and

     WHEREAS, it is contemplated by the Parties that, in a separate transaction that shall occur contemporaneously with the closing under this Agreement, Sub and Motorola, Inc. will enter into an intellectual property license agreement (the "License Agreement") pursuant to which Motorola, Inc. will grant to the Sub a royalty free, worldwide, non-exclusive, non-sublicenseable, non-transferable license to certain patents in exchange for 370,858 Class A Ordinary Shares of Corp. (the corporate parent of Parent).

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements hereinafter set forth, the Parties hereby covenant and agree as follows:

     1.   Purchase and Sale of Stock.
          --------------------------

          1.1  Sale and Issuance of Common Stock. Subject to the terms and
               ---------------------------------
conditions of this Agreement, the Parent agrees to purchase and the Sub agrees to sell and issue to the Parent nine hundred (900) shares (the "Shares") of the Sub's Common Stock, par value $.001 per share (the "Common Stock").

          1.2  Purchase Consideration.  The Parent shall deliver, transfer and
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assign to the Sub a total of 370,858 Class A Ordinary Shares of Corp. on the
Closing Date (as defined in Section 1.3).

          1.3  Closing.  The closing for the purchase and sale of the Shares
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(the "Closing") shall take place by mail as soon as practicable after the satisfaction of the conditions under Sections 4 and 5 hereof, or at such time, date and place as the Sub and the Parent shall mutually agree orally or in writing, the actual Closing date being the "Closing Date." At the Closing, the Sub shall deliver

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the certificate(s) in the name of the Parent representing the Shares against delivery to the Sub by the Parent of the Purchase Consideration.

          1.4  Capital Contribution.  On the Closing Date, and contemporaneously
               --------------------
with the fulfillment by Parent of its obligations under Section 1.2, Corp. shall deliver, transfer and assign to Parent, as a capital contribution to Parent, 370,858 Class A Ordinary Shares of Corp.

     2.   Representations and Warranties of the Sub.  The Sub hereby represents
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and warrants to the Parent that, as of the date hereof:

          2.1  Organization and Good Standing.  The Sub is a corporation duly
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organized, validly existing and in good standing under the laws of the State of
Delaware and has all requisite corporate power and authority under its Certificate of Incorporation, and Bylaws, to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.

          2.2. Authorization and Qualification.  The Sub has the corporate
               -------------------------------
power and authority to execute, deliver and perform this Agreement and to issue and sell the Shares. The execution, delivery and performance of this Agreement by the Sub, and the issuance and delivery of the Shares, have been duly authorized by all necessary corporate action. This Agreement (when fully executed) constitutes a valid and legally binding obligation of the Sub, enforceable against the Sub in accordance with its terms, except as such may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general and by general principles of equity.

          2.3. Valid Issuance of Shares.  The Shares, when issued, sold and
               ------------------------
delivered in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable and free and clear of any liens and, except as provided in this Agreement, will not be subject to restrictions on transfer arising through the Sub other than under applicable state and federal securities laws.

          2.4. Governmental Consents.  No consent, approval, order or
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authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Sub in connection with the Sub's valid execution, delivery or performance of this Agreement and the offer, sale or issuance of the Shares, except for filings pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act") in connection with the License Agreement and except for any filings under any applicable state securities laws. Such state securities laws filings, if any, will be effected by the Sub at its cost within the applicable stipulated statutory period after the sale of the Shares hereunder.

          2.5. Litigation.  There is no claim, action, suit, proceeding or
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investigation pending or, to the Sub's knowledge, currently threatened against the Sub which questions the validity of this Agreement or the right of the Sub to enter into this Agreement, or to consummate the transactions contemplated hereby. There is no action, suit, proceeding or investigation pending or,

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to the Sub's knowledge, currently threatened which, alone or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would materially adversely affect the business, properties or financial condition of the Sub, taken as a whole. The Sub is not a party to or, to its knowledge, named in or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Sub currently pending or which the Sub intends to initiate.

          2.6.   Compliance with Other Instruments.  The execution, delivery and
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performance by the Sub of this Agreement and the consummation by the Sub of the transactions contemplated hereby will not result in any violation of or constitute, with or without the passage of time and giving of notice, either a default under any provision of the Sub's Certificate of Incorporation or Bylaws, or of any instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Sub that will have a material adverse effect on the business, properties or financial condition of the Sub, taken as a whole. The Sub is not in violation of its Certificate of Incorporation or Bylaws, or in default in the performance or observance of any provision of any instrument or contract to which it is bound, or in violation of any law, order, rule, regulation, writ, injunction, or decree of any government, governmental instrumentality, or court applicable to the Sub, except where such violation would not have a material adverse effect on the business, properties or financial condition of the Sub, taken as a whole.

          2.7.   Permits.  The Sub has all governmental franchises, permits,
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licenses and any similar authority necessary for the conduct of its business as now being conducted by it or as contemplated to be conducted in the future, the lack of which could materially and adversely affect the business, properties or financial condition of the Sub, taken as a whole. The Sub is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

          2.8.   Capitalization; Options and Warrants.  The authorized capital
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stock of the Sub consists of ten thousand (10,000) shares of Common Stock, par value $.001 per share, and ten thousand (10,000) shares of Preferred Stock, par value $.001 per share. Except the issuance (or contemplated issuance) of one hundred (100) shares of Common Stock to General Instrument Corporation, a Delaware corporation, the Sub has not issued any Common Stock or Preferred Stock and has not granted any options, warrants, rights (including conversion or preemptive rights), or similar right, at a price less than fair market value, to any person or entity to purchase or acquire any rights with respect to any shares of capital stock of the Sub.

          2.9.   Subsidiaries.  The Sub has no subsidiaries.
                 ------------

          2.10.  Taxes.  To date, the Sub has not been required to file any
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federal, state and other tax returns.

          2.11.  Title to Assets.  To date, the Sub has not had any assets.
                 ---------------

          2.12   Purchase Consideration.  The Sub represents that the Purchase
                 ----------------------
Consideration has been established pursuant to private negotiations between the Parent and the Sub.

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     3.   Representations and Warranties of the Parent.  The Parent hereby
          --------------------------------------------
represents and warrants to the Sub that as of the date hereof:

          3.1  Authorization and Qualification.  The Parent has the corporate
               -------------------------------
power and authority to execute, deliver and perform this Agreement and to purchase the Shares. The execution, delivery and performance of this Agreement by the Parent, and the Parent's purchase and receipt of the Shares, have been duly authorized by all necessary corporate action. This Agreement (when fully executed) will constitute valid and legally binding obligations of the Parent, enforceable against the Parent in accordance with their terms, except as such may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights in general and by general principles of equity.

          3.2. Purchase Consideration. The Parent represents that the Purchase Consideration of the Shares has been established pursuant to private negotiations between the Parent and the Sub.

     4.   Conditions of the Parent's Obligations.  The obligations of the Parent
          --------------------------------------
to the Sub at the Closing are subject to the fulfillment on or before the Closing of each of the following conditions (any of which conditions may be waived in whole or in part by the Parent, at its sole discretion):

          4.1  Representations and Warranties.  The representations and
               ------------------------------
warranties of the Sub contained in Section 2 hereof shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

          4.2  Performance.  The Sub shall have performed and complied with all
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agreements, obligations and conditions contained in this Agreement that it is required to perform or comply with on or before the Closing.

          4.3  HSR Act.  In connection with the transactions contemplated under
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the License Agreement, the applicable waiting period, including any extension thereof, under the HSR Act shall have expired or terminated with respect to all entities to which the HSR Act applies in connection therewith.

     5.   Conditions of the Sub's Obligations at the Closing.  The obligations
          --------------------------------------------------
of the Sub to the Parent at the Closing are subject to the fulfillment on or before the Closing of each of the following conditions by the Parent (any of which conditions may be waived in whole or in part by the Sub, at its sole discretion):

          5.1  Representations and Warranties.  The representations and
               ------------------------------
warranties of the Parent contained in Section 3 hereof shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

          5.2  Transfer of Purchase Consideration.  The Parent shall have
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delivered to the Sub the Purchase Consideration as payment for the Shares.

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          5.3  HSR Act.  In connection with the transactions contemplated under
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the License Agreement, the applicable waiting period, including any extension thereof, under the HSR Act shall have expired or terminated with respect to all entities to which the HSR Act applies in connection therewith.

     6.        Miscellaneous.
               -------------

          6.1. Survival of Warranties.  The warranties and representations of
               ----------------------
the Sub and the Parent contained in or made pursuant to this Agreement shall survive for a period of two (2) years from the date of the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Parent or the Sub.

          6.2. Successors and Assigns.  The terms and conditions of this
               ----------------------
Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          6.3. Governing Law.  This Agreement shall be governed by and construed
               -------------
under the laws of the State of Delaware without regard to its conflicts of laws provisions.

          6.4. Counterparts.  This Agreement may be executed in two or more
               ------------
counterparts, each of which shall be deemed an original as against any Party whose signature appears thereon, but all of which together shall constitute one and the same instrument.

          6.5. Titles and Subtitles.  The titles and subtitles used in this
               --------------------
Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          6.6. Notices.  Unless otherwise provided, any notice required or
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permitted under this Agreement shall be in writing and shall be made by personal delivery to the Party to be notified, by reputable overnight courier with acknowledgment of receipt, or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the Party to be notified at the address indicated for such Party above, or at such other address as such Party may designate by ten (10) days advance written notice to the other Parties hereto. Any such notice shall be effective upon receipt.

          6.7. Finders' Fee.  Each Party represents that it neither is nor
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will be obligated for any finders' fee or commission in connection with this transaction. Each Party agrees to indemnify and to hold harmless the other Party from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying Party or any of its officers, partners, employees, or representatives is responsible.

          6.8. Expenses.  Each Party shall pay all costs and expenses that it
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incurs with

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respect to the negotiation, execution, delivery and performance of this
Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

          6.9.   Publicity.  Neither Party may disclose or permit its affiliates
                 ---------
to disclose the existence or terms of this Agreement without the prior written approval of the other Party. The Parties shall cooperate in determining the format, date and time of day (the "Announcement Date") of the announcement of the execution and terms of this Agreement, giving consideration to the requirements of all applicable laws and regulations. The Parent may not use the name of the Sub and the Sub may not use the name of the Parent in any manner, with regard to this Agreement, without the prior approval of the other Party, except that a Party may make such disclosures as it is required, in the opinion of such Party's counsel, to do by law. This Section 6.9 shall not apply to the extent that any disclosure is (a) of information in the public domain other than through the fault of the disclosing Party in violation hereof or (b) believed in good faith, in the opinion of such Party's counsel, to be required to comply with any applicable law, regulation or order of a government authority or court of competent jurisdiction (including any securities laws applicable to the disclosing Party), in which event the disclosing Party shall use all reasonable efforts to advise the other Party in advance of the need for such disclosure. Notwithstanding any provision herein, each Party and its affiliates may disclose the existence of this Agreement and its subject matter in order to file with the SEC any report which, in the opinion of such Party's counsel, is required by the federal securities laws regarding the purchase of the Shares by the Parent or any registration statement filed in connection therewith.

          6.10.  Amendments and Waivers.  Any term of this Agreement may be
                 ----------------------
amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively but only if so expressly stated), only with the written consent of the Sub and the Parent. Any amendment or waiver effected in accordance with this Section
6.10 shall be binding upon each Party and its permitted assigns.

          6.11.  Severability.  If one or more provisions of this Agreement are
                 ------------
held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.


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          IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.


                              OPENTV US HOLDINGS, INC.


                              By:________________________________

                              Title: ____________________________


                              OPENTV INTEGRATION COMPANY


                              By:________________________________

                              Title: ____________________________


                              OPENTV CORP. (solely for purposes of Section
                              1.4)


                              By:________________________________

                              Title: ____________________________

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